

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2016

Piotr Sibov
Chief Executive Officer
Kaskad Corp.
Dimitar Petkov 119, ent. B, fl. 3, ap. 92
Sofia, 1309 Bulgaria

> **Re:** **Kaskad Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2016**
> **File No. 333-212891**

Dear Mr. Sibov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2016 letter.

Exhibit 5.1

1. We note your response to our prior comment 6. As an exhibit to your next amendment please file the revised opinion from counsel addressing whether the shares to be issued and sold in this offering will, when sold, be legally issued, fully paid and non-assessable. Although you stated in your response that the opinion was revised, you did not file the revised opinion as an exhibit.

Exhibit 99.1

2. We note your response to our prior comment 7 and the statement in the subscription agreement that "[t]he undersigned is not relying on the Company or its affiliates with

respect to the Company's economically advantageous considerations involved in this investment." Please revise to clarify the meaning of this statement, and to remove any implication that investors are not entitled to rely on the prospectus disclosure.

You may contact Abe Friedman at (202) 551-8298 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Anthony Paesano
        Paesano Akkashian Apkarian